

Mail Stop 3561

December 18, 2017

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: AmericaTowne, Inc.**
>   **Amendment No. 2 to Preliminary Schedule 14C**
>   **Filed November 28, 2017**
>   **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your November 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2017 letter.

General

1. We have recently issued comments on your Form 10-K for the period ended December 31, 2016. Considering those financial statements are contained in this information statement, please consistently address any revisions to your financial statements in response to those comments in this information statement.

Pro Forma Financial Statements, pages 8-12

2. We are unclear on the method by which you have presented pro forma financial statements. In this regard, the income statement of AmericaTowne under this heading does not agree to the historical balance sheet of AmericaTowne in the company's Form 10-Q. Please explain in detail how you have presented each component of the pro forma financial statements and include an introductory paragraph summarizing your

presentation. If you are presenting separate financial statements of each entity and excluding ATI from the consolidated financial statements of AmericaTowne, please make that clear in your introductory paragraph. Also please explain any differences between the historical financial statements and the individual financial statements included in the pro forma financial statements. We may have further comment.

Please contact Scott Anderegg at (202) 551-3342, Attorney, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products